UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on November 10, 2009, Reporting Financial Results for the Third Quarter 2009.

Exhibit 1

OceanFreight Inc. Reports Financial Results for the Third Quarter 2009

November 10, 2009, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended September 30, 2009.

Financial Highlights

For the three-month period ended September 30, 2009, the Company reported Net Loss of $13.3 million or basic and diluted loss per share of $0.15. Included in these results are:

•

A book loss of approximately $20.8 million associated with the sale of the M/V Richmond which was delivered to the new owners on September 30, 2009.

•

A loss of $2 million associated with the change in fair value of interest rate swaps.

Excluding the above items Net Income for the third quarter of 2009 would be $9.5 million or $0.11 per share.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“Excluding the one off charges due to the sale of an older panamax vessel, our net income on an operating basis would have been about 11 cents per share, well above analyst expectations. OceanFreight is very privileged not to have any capital commitments at this time. With our proven access to capital and our track record of sourcing modern high quality tonnage with fixed employment we continue to renew our fleet and enhance the longevity of our cash flows. As of the day of this press release we have secured gross revenues of $115 million until the end of 2010 with 92% fleet charter coverage for the remainder of 2009 and 72% for 2010. We remain uniquely positioned among our competitors to use fresh capital to finance asset opportunities at historically low values, which we believe will be accretive to shareholder value over the long term.”

Fleet Developments

•

The Company delivered to their new owners the vessels M/V Lansing, the M/V Richmond and the M/V Juneau on July 1, 2009, September 30, 2009 and October 23, 3009, respectively, for an aggregate sale price of $62.4 million.

•

The Company took delivery of the M/V Partagas, a 2004-built 173,880 dwt Capesize drybulk carrier and the M/V Robusto a 2006-built 173,949 Capesize drybulk carrier, on July 30, 2009 and October 19, 2009, respectively,  for a total cost of $117.25 million. Upon delivery, the vessels commenced fixed rate employment on time charters for a three year and five year minimum period at a gross daily rate of $27,500 and $26,000 per day, respectively.

•

In addition, as previously announced the Company has entered into agreements to purchase a 2006- built 174,200 dwt Capesize drybulk carrier, to be renamed M/V Cohiba, for a purchase price of $61.25 million and a 2005- built 180,263 dwt Capesize drybulk carrier, to be renamed M/V Montecristo, for a purchase price of$49.5 million. We expect to take delivery of the M/V Cohiba in December 2009 following which it will commence a time charter employment for a minimum period of five years at a daily gross rate of $26,250. We expect to take delivery of the M/V Montecristo in the second quarter of 2010 following which it will commence on a time charter employment for a minimum period of four years at a gross daily rate of $23,500.

•

Upon completion of the above transactions, our fleet will consist of 14 vessels, comprised of 10 dry bulk carriers (4 Capesizes, 6 Panamaxes) and 4 tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of approximately 1.6 million tons and a weighted average age of approximately 10.2 years.

Third Quarter 2009 Results

For the third quarter ended September 30, 2009, Voyage Revenues amounted to $29.5 million, Operating Loss amounted to $6.7 million which includes the effect of the loss from the sale of vessels and Net Loss amounted to $13.3 million or $(0.15) per share. EBITDA1 for the third quarter of 2009 was $17.7 million as adjusted for the effect of the loss from the sale of vessels.

An average of 12.7 vessels were owned and operated during the third quarter of 2009, earning an average Time Charter Equivalent, or TCE rate, of $31,495 per day.

Financing

As of the date of this release we have raised approximately $62 million in net proceeds under the current Standby Equity Distribution Agreement with YA Global Master SPV ltd., an affiliate of Yorkville Advisors. The proceeds of this offering together with the existing loan facilities are expected to be sufficient to finance the vessel acquisitions announced to date. As of the date this release the Company has 142,600,001 shares outstanding.

Liquidity

As of September 30, 2009, the Company had total liquidity of approximately $65.5 million.

Fleet Data

(Dollars in thousands, except Average Daily Results - unaudited)	Three Months Ended September 30,
	2008	2009
Average number of vessels (1)	11	12.7
Total voyage days for fleet (2)	1,005	1,154
Total calendar days for fleet (3)	1,012	1,167
Time charter equivalent (4)	$ 35,649	$ 31,495

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off - hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off - hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three Months Ended September 30,
(Dollars in thousands, except Average Daily Results –unaudited)	2008	2009

Voyage revenue	$37,703	$29,493
Imputed revenue	$2,593	$8,186
Voyage expenses	$(4,470)	$(1,334)

Time charter equivalent revenues	$35,826	$36,345

Total voyage days for fleet	1,005	1,154
Time charter equivalent (TCE)rate	$35,649	$31,495

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the
three month periods ended September 30, 2008 and 2009:

	Three Months Ended September 30,
(Dollars in thousands, except for share and per share data)	2008	2009
	Unaudited	Unaudited

INCOME STATEMENT DATA

Voyage revenues	$37,704	$29,494
Gain on forward freight agreements	-	242
Imputed revenue	2,593	8,185
Gross Revenue	40,297	37,921

Voyage expenses	(4,470)	(1,334)
Vessels operating expenses	(6,286)	(8,248)
Depreciation	(10,485)	(12,767)
Management fees	(721)	(1,348)
General and administrative expenses	(2,063)	(1,152)
Loss from sale of vessel	-	(19,819)
Operating Income/(loss)	16,272	(6,747)

Interest and finance costs	(4,084)	(4,715)
Interest income	370	95
Loss on derivative instruments	(3,628)	(1,984)
Other	-	91
Net Income/(loss)	$8,930	$(13,260)

Basic and fully diluted earnings/(loss) per share	$0.61	$(0.15)
Weighted average common shares outstanding	14,659,201	90,394,493

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2008 and September 30, 2009:

(Expressed in thousands of U.S. Dollars – except for share and per share data)	2008	2009
ASSETS		(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$36,369
Restricted Cash	-	23,100
Receivables	2,073	3,984
Inventories	1,338	1,062
Prepayments and other	2,197	5,303
Vessel held for sale	-	20,238
Total current assets	28,677	90,056

FIXED ASSETS, NET:

Advances for vessels acquisition	-	24,500
Vessels, net of accumulated depreciation and vessel impairment of $ 56,838 and $70,742 respectively	587,189	493,675
Other, net of accumulated depreciation of $ 31 and $78 , respectively	159	111
Total fixed assets, net	587,348	518,286

OTHER NON CURRENT ASSETS:

Deferred financing fees, net of accumulated amortization of $ 1,634 and $2,209, respectively	2,081	1,531
Restricted cash	6,511	6,011
Other	953	9,193
Total assets	$625,570	$625,077

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,767	$2,853
Due to related parties	111	750
Accrued liabilities	9,731	12,720
Unearned revenue	1,822	1,356
Derivative liability	6,771	7,749
Sellers’ credit	25,000	-
Current portion of imputed deferred revenue	10,290	2,743
Current portion of long-term debt	60,889	45,576
Total current liabilities	116,381	73,747

NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	4,572
Imputed deferred revenue, net of current portion	5,741	-
Long-term debt, net of current portion	247,111	233,847
Total non-current liabilities	262,228	238,419

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, nil shares issued and outstanding	-	-
Common Shares, par value $0.01; 95,000,000 shares and 1,000,000,000 shares authorized at December 31, 2008 and September 30, 2009 respectively, 18,544,493 and 90,394,493 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively	185	904
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, nil shares issued and outstanding	-	-
Additional paid-in capital	271,824	380,560
Accumulated deficit	(25,048)	(68,553)
Total stockholders' equity	246,961	312,911
Total liabilities and stockholders' equity	$625,570	$625,077

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels:

(Dollars in thousands)	Three Months Ended September 30,
	2008	2009

Net cash provided by operating activities	24,866	781
Net (decrease)/increase in current assets, excluding cash and cash equivalents	(3,223)	9,976
Net increase in current liabilities, excluding derivative liability, current portion of long term debt and imputed differed revenue current portion	260	2,553
Net Interest expense	3,714	4,620
Amortization of deferred financing costs included in interest expense	(123)	(185)
Adjusted EBITDA	25,494	17,745

Fleet List

The table below describes our fleet and current employment profile as of November 10, 2009:

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
DRYBULK
Robusto	2006	173,949	Capesize	TC	$26,000	Sep-14	Jan-15
Partagas	2004	173,880	Capesize	TC	$27,500	Jul-12	Dec-12
Topeka	2000	74,710	Panamax	TC	$18,000	Jan-11	Mar-11
Helena	1999	73,744	Panamax	TC	$32,000	May-12	Jan-13
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Augusta	1996	69,053	Panamax	TC	$16,000	Nov-11	Mar-12
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10

TANKERS

Olinda	1996	149,085	Suezmax	Pool	-	Blue Fin Tankers
Tigani	1991	95,951	Aframax	TC	$29,800	Sep-09	Nov-09
Tamara	1990	95,793	Aframax	TC	$27,000	Nov-10	Mar-11
Pink Sands	1993	93,723	Aframax	TC	$27,450	Oct-10	Jan-11

DRYBULK CARRIERS TO BE ACQUIRED

Cohiba	2006	174,200	Capesize	TC	$26,250	5 years from delivery
Montecristo	2005	180,263	Capesize	TC	$23,500	4 years from delivery

Conference Call and Webcast: Wednesday, November 11, 2009 at 8:30 A.M. EST

OceanFreight management team will host a conference call tomorrow, on November 11, 2009, at 08:30 A .. M .. Eastern Standard Time (EST) to discuss the Company’s financial results for the Quarter ended September 30, 2009.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 ( U.S. Toll Free Dial - In), 0800 953 0329 ( U.K. Toll Free Dial - In) or +44 (0) 1452 542 301 (Standard International Dial - In). Please quote "OceanFreight."

A telephonic replay of the conference call will be available until November 18, 2009 by dialing 1 866 247 4222 ( U.S. Toll Free Dial - In), 0800 953 1533 ( U.K. Toll Free Dial - In) or +44 (0) 1452 550 000 (Standard International Dial - In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 12 vessels, comprised of 8 drybulk vessels (2 Capesize, 6 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.22 million tons.

The company has agreed to acquire two Capesize dry bulk vessels and upon the delivery of these vessels to OceanFreight its fleet will consist of 14 vessels, comprised of 10 dry bulk carriers (4 Capesizes, 6 Panamaxes) and 4 tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of approximately 1.6 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:

Demetris Nenes

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  November 10, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer